Exhibit 99.1

Constellium Appoints Jean-Christophe Deslarzes as Advisor to the Board of Directors

Paris, December 22, 2020 - Constellium SE (NYSE: CSTM) today announced that Mr. Jean-Christophe Deslarzes will be appointed as a Special Advisor to the Board of Directors in January 2021. The Board expects to put forward the nomination of Mr. Deslarzes as a Non-Executive Director at the Company’s Annual General Meeting to be held in 2021.

Jean-Christophe Deslarzes has been a member of the Board of Directors of The Adecco Group since April 2015 and Chairman of the Board since April 2020. Mr. Deslarzes has also been Chairman of the Board of Directors of ABB India Limited since February 2018.

Mr. Deslarzes began his career in 1991 as a tax and legal consultant at Arthur Andersen in Switzerland. From 1994 to 2010, he worked at Rio Tinto and its predecessor companies, Alcan and Alusuisse, in human resources and general management roles in Europe and Canada, including as Senior Vice President Human Resources and member of the Executive Committee of Alcan Group as well as President and CEO, Downstream Aluminium Businesses, Rio Tinto, based in Canada. He served as Chief Human Resources and Organization Officer and member of the Executive Board at Carrefour Group, based in France, from 2010 to 2013 and most recently as Chief Human Resources Officer and member of the Executive Committee of ABB Group, based in Zurich, Switzerland, from 2013 to 2019.

A Swiss national, Jean-Christophe Deslarzes holds a master’s degree in Law from the University of Fribourg, Switzerland.

•	About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.9 billion of revenue in 2019.